January 4, 2024

Via Edgar Transmission

Mr. Alex King/ Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Neo-Concept International Group Holdings Ltd Amendment No. 5 to Registration Statement on Form F-1 Filed December 19, 2023 File No. 333-275242

Dear Mr. King/Ms. Purnell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 3, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 5 to Registration Statement on Form F-1

Compensation of Directors and Executive Officers, page 98

1.	Please update your compensation disclosure to reflect the most recently completed fiscal year. Refer to Part I, Item 4.a. of Form F-1 and Part I, Item 6.B. of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosures on page 98.

Related Party Transactions, page 99

2.	We reissue comment 2 of our letter dated May 18, 2023. Your disclosure in this section appears to be current as of June 30, 2023. Please update your disclosure to reflect transactions up to the date of the document. Please refer to Part I, Item 4.a. of Form F-1 and Part I, Item 7.B. of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 99, 100 and 101.

Index to Financial Statements, page F-1

3.	We note that you are a nonpublic company registering its initial public offering of securities and that the audited financial statements included in the filing are now older than 12 months. To the extent you are relying on the 15-month requirement for the age of your financial statements, please file the representations outlined in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to the registration statement. Otherwise, please update the financial statements and other financial information in the filing to comply with Item 8.A.4 of Form 20-F.

Response: We respectfully advise the Staff that we have included the request for waiver and representation under item 8.A.4 of Form 20-F as exhibit 99.8.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com